Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Years ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before taxes	$112,303	$89,943	$77,374	$79,174	$78,316
Fixed charges	23,203	30,644	35,194	39,721	53,210
Earnings, including interest on deposits	135,506	120,587	112,568	118,895	131,526

Less: interest on deposits	13,638	16,290	18,848	23,020	30,354
Earnings, excluding interest on deposits	$121,868	$104,297	$93,720	$95,875	$101,172

Fixed charges:
Interest on deposits	$13,638	$16,290	$18,848	$23,020	$30,354
Interest on borrowings	9,565	14,354	16,346	16,701	22,856
Fixed charges, including interest on deposits	23,203	30,644	35,194	39,721	53,210

Less: interest on deposits	13,638	16,290	18,848	23,020	30,354
Fixed charges, excluding interest on deposits	9,565	14,354	16,346	16,701	22,856

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	12.74	7.27	5.73	5.74	4.43
Including interest on deposits	5.84	3.94	3.20	2.99	2.47